UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN PACIFIC CORPORATION

(Name of Subject Company (Issuer))

FLAMINGO MERGER SUB CORP.

(Name of Filing Persons (Offeror))

a wholly-owned subsidiary of

FLAMINGO PARENT CORP.

(Name of Filing Persons (Parent of Offeror))

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of Class of Securities)

028740108

(CUSIP Number of Class of Securities)

Flamingo Merger Sub Corp.

Flamingo Parent Corp.

c/o H.I.G. Capital, LLC

One Market-Spear Tower, 18th Floor

San Francisco, California 94105

Attention: Fraser Preston

Phone: (415) 439-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Carl P. Marcellino

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

Phone: (212) 841-0623

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Flamingo Merger Sub Corp. (the “Purchaser”), a wholly-owned subsidiary of Flamingo Parent Corp. (the “Parent”), for all of the outstanding common stock of American Pacific Corporation (“AMPAC”), to be commenced pursuant to the Agreement and Plan of Merger, dated January 9, 2014, by and among the Parent, the Purchaser and AMPAC. The Parent and the Purchaser are affiliates of H.I.G. Bayside Debt & LBO Fund II, L.P.

The tender offer for the outstanding common stock of AMPAC referred to in the press release filed herewith has not yet commenced. The exhibit filed herewith is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of common stock of AMPAC will be made pursuant to an offer to purchase and related materials that the Purchaser intends to file with the Securities and Exchange Commission (the “SEC”). At the time the offer is commenced, the Purchaser will file a tender offer statement on Schedule TO with the SEC, and thereafter AMPAC will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. Those materials will be sent free of charge to all stockholders of AMPAC when available. In addition, all of these materials (and all other materials filed by AMPAC with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by the Purchaser. Investors and security holders may also obtain free copies of the documents filed with the SEC by AMPAC by contacting AMPAC’s Investor Relations Department at 3883 Howard Hughes Parkway, Suite 700, Las Vegas, NV 89169 telephone number (702) 699-4126.

Exhibit Index

Exhibit	Description

99.1	Press Release dated January 10, 2014